Subsidiary: Trustco Bank

June 2, 2017

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn: David Lin, Division of Corporation Finance

Re:	TrustCo Bank Corp NY
Registration Statement on Form S-3
(File No. 333-218227)
Request for Acceleration of Effectiveness

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned registrant hereby respectfully requests that the above-referenced registration statement be declared effective at 9:00 a.m., Eastern time, on Tuesday, June 6, 2017 or as soon thereafter as practicable.

In connection with this request, the undersigned registrant represents as follows:

1.
should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRUSTCO BANK CORP NY

By:	/s/ Michael M. Ozimek
Michael M. Ozimek
Senior Vice President and
Chief Financial Officer

5 Sarnowski Drive • Glenville, NY 12302
(518) 381-3643